

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via Email
Mr. J. Wes Frye
Chief Financial Officer
Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, North Carolina 27360

> **Re:     Old Dominion Freight Line, Inc.**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 000-19582**

Dear Mr. Frye:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis
-Liquidity and Capital Resources, page 27

1. We note that you provide disclosure of summarized cash flows for 2010, 2009, and 2008 at the beginning of your liquidity and capital resources section of MD&A.  In future filings, please expand your liquidity discussion to discuss the changes in cash flows over the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Note 1. Significant Accounting Policies

– Property and Equipment, page 40

2. We note your disclosure that during the first quarter of 2010 you completed an evaluation of estimated useful lives and salvage values for the equipment and determined that the actual period of service of certain revenue equipment exceeded that of their previously estimated useful lives. As a result of the evaluation, you extended the useful lives of tractors to 9 years from 7 years and trailers to 15 years from 12 years and also reduced the estimated salvage values associated with this equipment to more accurately reflect the value you believe such equipment will have at the end of its useful life. We also note from your disclosure on page 6 that the average age of Linehaul Tractors and P&D Tractors is 3.5 years and 8.8 years, respectively, and the average age of Linehaul Trailers and P&D Trailers is 8.4 years and 12.9 years, respectively. In light of the average ages disclosed in this table, and your disclosure on page 6 that you plan to reduce the average age of your fleet in 2011 by purchasing more equipment, please explain to us why you believe that your decision to increase the useful lives of the tractors and trailers is consistent with this information provided on page 6 of your filing. As part of your response, please provide us with the amount of the change in depreciation expense for 2010 that is related to the increase in useful lives and the amount that is related to the decrease in salvage value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/Linda Cvrkel

Linda Cvrkel
Branch Chief